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16014703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 07 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8- 69525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewCity Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 East Hamilton Ave, Suite 100
(No. and Street)

Campbell	CA	95008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yannan Wang (310) 971-9618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 Greenwood Village CO 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lili Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New City Capital LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/26/16

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

State of California
County of Santa Clara


AMI M. PANDIT
COMM. # 1975211
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Apr. 15, 2016

Subscribed and sworn to (or affirmed) before me on this 26th day of Feb. 2016, by Lili Wang, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature: A Pandit

(Seal)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
New City Capital LLC

We have audited the accompanying statement of financial condition of New City Capital LLC (the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 24, 2016


Member of
msi Global Alliance
Independent Legal & Accounting Firms

NEW CITY CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets:		
Cash and cash equivalents	$	49,691
Accounts receivable		290,850
	$	340,541
Liabilities and Members' Equity:		
Accounts Payable	$	273,750
Members' Equity		66,791
Total Liabilities and Members' Equity	$	340,541

The accompanying notes are an integral part of this statement.

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – Summary of significant accounting policies:

New City Capital LLC (the "Company" or the "Firm") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the Financial Regulatory Authority, Inc. ("FINRA"). The Company is incorporated in the State of California and became a FINRA member July 6, 2015.

The Firm conducts private placement services for institutional clients. The Company earns all of its operating revenues in the form of private placement service fees under SEC Regulation D, through the USCIS EB-5 program.

Basis of Presentation:

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

During the year ended December 31, 2015, the Company derived commissions and fees from the sourcing and placement of regulation D private placement for participants in the USCIS EB-5 program. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

15c3-3 Exemption:

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents:

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2015, the Company had no cash equivalents.

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – Summary of significant accounting policies (continued):

Income Taxes:

No provision or liability for federal income taxes has been included in the financial statements due to the Company's limited liability status is the State of California.

Accounting principles generally accepted in the United States of America require the Company to examine its positions for tax uncertainty, to which Management is not aware of any tax positions that are more likely than not to change in the next twelve months, or that would not sustain an examination by applicable taxing authorities.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events:

The Company evaluated subsequent events for recognition and disclosure through the date these financial statements were issued.

NOTE 2 – Net capital requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 SEC Rule 240.15c3-1), which requires the maintenance of minimum net capital at all times, and mandates that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8-to-1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10-to-1).

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2 – Net capital requirements (continued):

The minimum net capital requirement is the greater of:

- one-eighth of aggregate indebtedness (for a first-year FINRA member), or
- the minimum dollar requirement ($5,000).

At December 31, 2015, the Company had net capital of $43,691, which was $9,472 in excess of its required minimum net capital of $34,219.

The Company's net capital ratio (aggregate indebtedness-to-net capital) was 6.27-to-1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8-to-1 in the Company's first year of operation.

NOTE 3 – Commitments and Contingencies:

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims, as well as the perceived merits of the amounts of relief sought or expected to be sought therein.

The Company does not have any commitments or contingencies requiring financial statement disclosure at December 31, 2015.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2015, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

NEW CITY CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4 – Financial Instruments, Off-Balance Sheet Risk and Contingencies:

The Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash is held at a financial institution, and at times, such amounts may exceed FDIC insurable limits; however, the Company has not experienced any losses related to such cash balances. All non-interest-bearing cash balances were fully insurable by the FDIC at December 31, 2015.

The Firm conducts private placement services for institutional clients, and earns all of its operating revenues in the form of private placement service fees under SEC Regulation D, through the USCIS EB-5 program. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NEW CITY CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

INDEPENDENT AUDITOR'S REPORT

FISCAL YEAR-ENDED DECEMBER 31, 2015

****

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT